

Mail Stop 6010

August 19, 2008

Mr. Joseph A. Turek
Chief Executive Officer
M-Wave, Inc.
1300 Norwood Avenue
Itasca, Illinois 60143

      RE: **M-Wave, Inc.**
             Form 10-KSB for the fiscal year ended December 31, 2007
             Filed March 31, 2008
             File No. 0-19944

Dear Mr. Turek:

      In connection with our financial statement only review of M-Wave, Inc.'s 2007 Form 10-KSB and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-Q for the Quarter Ended June 30, 2008

Management's Discussion and Analysis, page 13

Liquidity and Capital Resources, page 19

1.   We note in your MD&A in the Form 10-Q for the period ended June 30, 2008 you attribute increased inventory levels to increased sales and "<u>new</u> stocking programs with key customers." Please describe to us the material terms of the new stocking program. Cite the accounting literature that supports your accounting.

Item 4T: Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 17

2. We note that you have concluded that your disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 22, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

3. In this regard, we note from your disclosure that management has determined that its internal controls over financial reporting are not effective, but did not evaluate internal controls based on a suitable framework. The guidance in the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8810/Financial Reporting Release 77), which can be found at http://sec.gov/rules/interp/2007/33-8810.pdf; states that ICFR must be made in accordance with a suitable control framework. We ask that your management complete its assessment using a suitable framework and amend your filing within 30 calendar days to clarify.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief